UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            CECO Environmental Corp.
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    125141101
                                 (CUSIP Number)

                                February 5, 2002
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125141101                    13G

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Harvey Sandler
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
                            5     SOLE VOTING POWER

                                  511,400 shares                       5.3%
    Number of              -----------------------------------------------------
      Shares                6     SHARED VOTING POWER
   Beneficially
     Owned By                     20,000 shares                        0.2%
       Each                -----------------------------------------------------
    Reporting               7     SOLE DISPOSITIVE POWER
      Person
       With                       511,400 shares                       5.3%
                           -----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                  20,000 shares                        0.2%
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 531,400 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                            [_]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                            5.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN
--------------------------------------------------------------------------------

CUSIP No. 125141101                   13G


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Phyllis Sandler
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

                                   20,000 shares                        0.2%
    Number of               ----------------------------------------------------
      Shares                 6     SHARED VOTING POWER
   Beneficially
     Owned By                      511,400 shares                       5.3%
       Each                 ----------------------------------------------------
    Reporting                7     SOLE DISPOSITIVE POWER
      Person
       With                        20,000 shares                        0.2%
                            ----------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                   511,400 shares                       5.3%
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 531,400 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                            [_]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                            5.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN
--------------------------------------------------------------------------------

This Schedule 13G, includes the reporting persons ownership of the shares of Common Stock as of March 5, 2002.

Item 1.

          (a)  Name of Issuer:

                    CECO Environmental Corp.

          (b)  Address of Issuer's Principal Executive Offices:

                    505 University Avenue
                    Suite 1400
                    Toronto, Ontario, Canada M5G 1X3

               Common Stock, $0.01 par value per share (CUSIP No. 125141101)

Item 2.

     1.   (a)  Name of Person Filing: Harvey Sandler

          (b)  Address of Principal Business Office, or, if none, Residence:

                                             1555 North Park Drive
                                             Suite 101
                                             Weston, Florida 33329

          (c)  Citizenship:                  United States

          (d)  Title of Class of Securities: Common Stock, $0.01 par value per share.

          (e)  CUSIP Number:                 125141101

          Harvey Sandler is the husband of Phyllis Sandler.

     2.   (a)  Name of Person Filing:        Phyllis Sandler

          (b)  Address of Principal Business Office, or, if none, Residence:

                                             1555 North Park Drive
                                             Suite 101
                                             Weston, Florida 33329

          (c)  Citizenship:                  United States

          (d)  Title of Class of Securities: Common Stock, $0.01 par value per share.

          (e)  CUSIP Number:                 125141101

          Phyllis Sandler is the wife of Harvey Sandler.

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

          (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     1.   Harvey Sandler:

          (a)  Amount Beneficially Owned: 531,400(1),(2),(3) shares.

          (b)  Percent of Class:  5.5%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote: 511,400(2) shares.

               (ii) shared power to vote or direct the vote: 20,000(1),(3) shares.

               (iii) sole power to dispose or direct the disposition of:
                     511,400(2) shares.

               (iv)  shared power to dispose or direct the disposition of:
                     20,000(1),(3) shares.

----------
(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity interest therein.

(2)  Includes 511,400 shares of Common Stock owned by Harvey Sandler.

(3)  Includes 20,000 shares of Common Stock owned by Phyllis Sandler.

     2.   Phyllis Sandler:

          (a)  Amount Beneficially Owned: 531,400(1),(2),(3) shares.

          (b)  Percent of Class:  5.5%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote: 20,000(3) shares.

               (ii) shared power to vote or direct the vote: 511,400(1),(2) shares.

               (iii) sole power to dispose or direct the disposition of:
                     20,000(3) shares.

               (iv)  shared power to dispose or direct the disposition of:
                     511,400(1),(2) shares.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Instruction: Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Exhibit A - Joint Filing Agreement filed with this Schedule 13G, dated as of February 5, 2002.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

               By signing below each party certifies that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2002


                                         /s/ Harvey Sandler
                                         ---------------------------------
                                                  Harvey Sandler



                                         /s/ Phyllis Sandler
                                         ---------------------------------
                                                  Phyllis Sandler




Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of CECO Environmental Corp. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 5th day of February, 2002.


                                         /s/ Harvey Sandler
                                         ---------------------------------
                                                  Harvey Sandler



                                         /s/ Phyllis Sandler
                                         ---------------------------------
                                                  Phyllis Sandler